
September 27, 2021

Ian McDonald
Chief Executive Officer and Director
Bright Minds Biosciences Inc.
Suite 1500, 1055 West Georgia Street, PO Box 11117
Vancouver, British Columbia, Canada, V6E 4N7

      Re: Bright Minds Biosciences Inc.
          Amendment No. 3 to Registration Statement on Form 20-FR12G
          Filed August 27, 2021
          File No. 000-56296

Dear Mr. McDonald:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences

cc: Michael Shannon, Esq.